Amendment UP 2-20-03

02054926

[UNITE]D STATES
[SECURITIES AND E]XCHANGE COMMISSION
[Washingt]on, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 16 2002
DIVISION OF MARKET REGULATION

Rec'd 10/16/02

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 35413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Axelrod Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Pavilion, Suite 518, 261 Old York Road
(No. and Street)

Jenkintown, (City) PA (State) 19046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Axelrod 215-572-7772
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Simonson, Lipschutz & Fogel P. C.
(Name – *if individual, state last, first, middle name*)

642 N. Broad St., Suite 200, Philadelphia, PA 19130
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Axelrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Axelrod Associates, Inc., as of June 30, 20 02, are true and correct□ I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
SANDRA S. AXELROD, Notary Public
Jenkintown Boro., Montgomery County
My Commission Expires August 20, 2006

David Axelrod
Signature

President
Title

Sandra S. Axelrod
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page□
- ☐ (b) Statement of Financial Condition□
- ☐ (c) Statement of Income (Loss)□
- ☐ (d) Statement of Changes in Financial Condition□
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital□
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors□
- ☐ (g) Computation of Net Capital□
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3□
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3□
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3□
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation□
- ☒ (l) An Oath or Affirmation□
- ☐ (m) A copy of the SIPC Supplemental Report□
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit□

***For conditions of confidential treatment of certain portions of this filing, see section 240□7a-5(e)(3)□*

AXELROD ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2002

1. Organization:

Axelrod Associates, Inc. (the "Company") provides broker/dealer services, primarily in the area of bonds. The Company is an introducing broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of The National Association of Securities Dealers, Inc. ("NASD").

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

2. Summary of significant accounting policies:

Equipment, furniture and fixtures and depreciation:
Equipment, furniture and fixtures are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets.

Revenue recognition:
Proprietary securities transactions and the related expenses are recorded on a trade date basis.

Securities owned:
Marketable securities are valued at market value. The difference between cost and market is included in the results of operations for the year.

Retirement plan contributions:
Retirement plan contributions are funded as accrued.

Use of estimates:
The timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair values of financial instruments:
Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which because of their short-term nature, approximate current fair value.

Income taxes:
For financial reporting purposes, the Company includes unrealized gains and loss on securities owned in operations. For income tax reporting purposes, unrealized gains and losses are not included in the determination of taxable income.

Simonson,
Lipschutz
& Fogel P.C.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 17 2002
DIVISION OF MARKET REGULATION

RECEIVED
SEC MAIL PROCESSING SECTION
OCT 16 2002
WASH. D.C.
154

Extension 204#
Email: jlipschutz@slfcpa.com

October 4, 2002

Mr. David Axelrod
Axelrod Associates, Inc.
261 Old York Road
The Pavilion-Suite 518
Jenkintown, PA 19046

Dear Mr. Axelrod:

This letter is written in response to the NASD's letter dated October 1, 2002, which stated that there was a deficiency in the financial statements for the year ended June 30, 2002 that were examined by our office.

The reported deficiency related to the omission of a computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. Further, the letter stated that if an exemption is claimed, a statement detailing the basis under which the broker/dealer claims an exemption from SEC Rule 15c3-3 should have been submitted.

We have revised Footnote 1 to include the omitted language that explains that Axelrod Associates, Inc. operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Attached to this letter is a revised page 9 of your June 30, 2002 audited financial statements, together with a copy of the letter of deficiency from the NASD.

Sincerely,

SIMONSON, LIPSCHUTZ & FOGEL PC

Jeffrey I. Lipschutz, CPA

JIL:mtf

Enclosures

NASD

October 1, 2002

Mr. David Axelrod
Axelrod Associates, Inc.
216 Old York Road, The Pavilion
Suite 518
Jenkintown, PA 19046

RECEIVED
2002

Dear Mr. Axelrod:

This will acknowledge receipt of your June 30, 2002 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission Rule 17a-5(d)(1). The report as submitted was found deficient in that it did not contain a computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. If an exemption is claimed, a statement detailing the basis under which the broker/dealer claims an exemption from SEC Rule 15c3-3 should be submitted.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule can be found on pages 8281 through 8296 of NASD's Manual. If you need assistance, I would suggest you review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, you are requested to furnish the aforementioned item by October 15, 2002. In addition, a copy must be sent both to NASD, and to the SEC in Philadelphia, PA and the SEC in Washington, DC along with a new completed Part III Facing Page, which is enclosed for your convenience.

Your prompt attention should be given to this matter. If you have any questions, please contact Armando D. Viggiani, Senior Compliance Examiner, at (215) 963-2601.

Sincerely,

Ralph T. Heil

Ralph T. Heil
Supervisor of Examiners

RTH/ael

Enclosures

Philadelphia District Office
Eleven Penn Center
1835 Market Street, Suite 1900
Philadelphia, PA
19103-2929

tel 215 665 1180
fax 215 496 0434
www.nasd.com